Mail Stop 3561

February 13, 2007

Via Fax & U.S. Mail

Mr. Gary L. McArthur
Vice President and Chief Financial Officer
1025 West NASA Boulevard
Melbourne, Florida 32919

> **Re:** **Harris Corporation**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 7, 2006**
> **File No. 001-03863**

Dear Mr. McArthur:

We have reviewed your response letter dated February 7, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2006

Note 4. Business Combinations, page 68

1. We note from your response to our prior comment 7 that $68.9 million of liabilities were excluded from the investment amount in the Rule 3-05 test

because you acquired the shares of Leitch pursuant to an amalgamation and you were not the direct legal obligor of the liabilities. Please explain to us why these liabilities are presented as "assumed liabilities" in Note 4 and included in the $513 purchase price amount. We would expect that if the $68.9 million did not represent legally "assumed" liabilities, the total purchase price would exclude these liabilities. Please clarify for us, and revise your disclosure in future filings to indicate, the appropriate purchase price calculated using only legally assumed liabilities. Also, please supplementally provide us with the relevant portions of the purchase agreement with Leitch that clearly indicate that you are not the legal obligor for $68.9 million of liabilities.

Form 10-Q for the quarter ended December 29, 2006

Note N – Subsequent Events, page 11

2. We note from your disclosure that you will recognize a gain of $131 million in the third quarter of fiscal 2007 as a result of your combination with Stratex Networks in which you contributed your Microwave Communications Division in exchange for approximately 56% ownership of the new combined company. Please explain to us how the gain was calculated or determined and why you believe gain recognition is appropriate.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief